                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D
                                 AMENDMENT NO. 4

                    Under the Securities Exchange Act of 1934




                               JO-ANN STORES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                    CLASS A COMMON SHARES, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   302846 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                  ALAN ROSSKAMM
    JO-ANN STORES, INC., 5555 DARROW ROAD, HUDSON, OHIO 44236, (330) 656-2600
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------------------------------------------------------------------------------
CUSIP No. 302846 10 0                  13D      Page 2  of  8 Pages
         -------------------------                  ----  ----
----------------------------------              -------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ALAN ROSSKAMM
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
      NOT APPLICABLE
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [X]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

                        7      SOLE VOTING POWER
    NUMBER OF                                            451,166*
      SHARES         -----------------------------------------------------------
   BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY                                            887,132**
       EACH          -----------------------------------------------------------
    REPORTING           9      SOLE DISPOSITIVE POWER
   PERSON WITH                                           450,899*
                     -----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                         887,132**
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,338,298
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [X]
      MR. ROSSKAMM DISCLAIMS BENEFICIAL OWNERSHIP OF 39,302 SHARES HELD BY
      HIS SPOUSE AND 35,826 SHARES HELD BY HIS ADULT CHILD. THESE SHARES ARE
      NOT INCLUDED IN THE NUMBER OF SHARES REPORTED IN ITEMS 7-10 ABOVE OR REFLECTED IN ITEM 13 BELOW.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.84%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

         * Includes 237,225 Shares held directly by Mr. Rosskamm, 110,000 Shares subject to stock options which are or will become exercisable within 60 days of September 7, 1999, 32,500 Restricted Shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Executive Incentive Plan, 68,623 Shares held by Mr. Rosskamm as custodian for his minor children, and 2,551 and 267 Shares held, respectively, through the company stock and PAYSOP funds of the Jo-Ann Stores, Inc. Savings Plan (401k). Mr. Rosskamm does not have dispositive control with regard to the Shares held in the PAYSOP fund.

         ** Includes 750,245 Shares held by Rosskamm Family Partners, LP, of which Mr. Rosskamm is a general and limited partner, 98,950 Shares held by Caneel Bay Partners, L.P., of which Mr. Rosskamm is a general and limited partner, 37,500 Shares held by the Alan D. Rosskamm & Jacqueline
                  A. Rothstein Trust 2 UA June 19, 1992 and the Alan D. Rosskamm & Jacqueline A. Rothstein Trust UA February 28, 1991, of which Mr. Rosskamm is a co-trustee, and 437 Shares held by the George Rosskamm Trust UA January 1, 1988, of which Mr. Rosskamm is a co-trustee.

                                  SCHEDULE 13D

Item 1. Security and Issuer.

     (a) Class A Common Shares, without par value (hereafter
         "Shares")
     (b) Jo-Ann Stores, Inc. (hereafter "Jo-Ann")
         5555 Darrow Road
         Hudson, Ohio 44236


Item 2. Identity and Background.

     (a) Alan Rosskamm
     (b) 5555 Darrow Road, Hudson, Ohio 44236
     (c) Chairman, President and Chief Executive Officer of Jo-Ann
     (d) No
     (e) Yes

         On February 18, 1997, Jo-Ann (then known as Fabri-Centers of America, Inc.) settled enforcement proceedings brought by the U.S. Securities and Exchange Commission (hereafter "SEC") involving Jo-Ann's financial statements for the fiscal year ended February 1, 1992, the use of those statements in connection with the sale in March 1992 of Jo-Ann's 6 1/4% Convertible Subordinated Debentures due 2002 (subsequently redeemed in June 1997), Jo-Ann's financial statements for the first three quarters of fiscal 1993, and the adequacy of certain disclosures relating to such periods. The principal allegation was that Jo-Ann materially overstated earnings for such periods because of the manner in which Jo-Ann calculated one of its inventory-related reserves, thereby allegedly violating certain federal securities laws, including provisions regarding anti-fraud, reporting, internal controls and books and records. The accounting and disclosure issues that were raised are not related to any current period, and no current accounting policies or financial statements were in question. At the same time as the settlement, the SEC filed a civil action against Jo-Ann and its former chief financial officer and former controller in the United States District Court for the District of Columbia. Without admitting or denying the allegations, Jo-Ann consented to the entry of an order enjoining it from violations of the federal securities laws and agreed to pay $3.3 million in settlement of the action against it. The litigation is proceeding against the former officers.

         Alan Rosskamm, Chief Executive Officer of Jo-Ann, consented to a separate SEC administrative cease and desist order settling certain allegations, without admitting or denying the allegations. The SEC contended that Mr. Rosskamm violated certain federal securities laws as a result of not making adequate inquiry of the financial staff before signing management representation letters given to Jo-Ann's auditors in connection with the March 1992 debenture offering, and as a result of signing Jo-Ann's Form 10-Q for the quarter ended May 2, 1992.

        (f) United States of America


Item 3. Source and Amount of Funds or Other Consideration.

    Rosskamm Family Partners, L.P. acquired 724,745 Shares in a transfer related to estate planning. Mr. Rosskamm has shared voting and dispositive power with regard to Rosskamm Family Partners, L.P. Caneel Bay Partners, L.P. acquired 98,950 Shares in a transfer related to estate planning. Mr. Rosskamm has shared voting and dispositive power with regard to Caneel Bay Partners, L.P.


Item 4. Purpose of the transaction.

    Rosskamm Family Partners, L.P. and Caneel Bay Partners, L.P. acquired the Shares for estate planning purposes.


Item 5. Interest in Securities of the Issuer.

    (a) Mr. Rosskamm beneficially owns 1,338,298 Shares, representing approximately 14.84% of the issued and outstanding Shares as of August 31, 1999. The number of Shares beneficially owned by Mr. Rosskamm includes 237,225 Shares held directly by Mr. Rosskamm, 110,000 Shares subject to stock options which are or will become exercisable within 60 days of September 7, 1999, 32,500 Restricted Shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Executive Incentive Plan, 68,623 Shares held by Mr. Rosskamm as custodian for his minor children, and 2,551 and 267 Shares held, respectively, through the company stock and PAYSOP funds of the Jo-Ann Stores, Inc. Savings Plan (401k). Mr. Rosskamm does not have dispositive control with regard to the Shares held in the PAYSOP fund. The number of Shares beneficially owned by Mr. Rosskamm also includes 750,245 Shares held by Rosskamm Family Partners, LP, of which Mr. Rosskamm is a general and limited partner, 98,950 Shares held by Caneel Bay Partners, L.P., of which Mr. Rosskamm is a general and limited partner, 37,500 Shares held by the Alan D. Rosskamm & Jacqueline A. Rothstein Trust 2 UA June 19, 1992 and the Alan D. Rosskamm & Jacqueline A. Rothstein Trust UA February 28, 1991, of which Mr. Rosskamm is a co-trustee, and 437 Shares held by the

         George Rosskamm Trust UA January 1, 1988, of which Mr. Rosskamm is a co-trustee.

         Mr. Rosskamm disclaims beneficial ownership of an additional 39,302 Shares held by his spouse and 35,826 Shares held by his adult child, and this Schedule 13D should not be deemed an admission that Mr. Rosskamm is the beneficial owner of such securities for purposes of
         Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

     (b) Mr. Rosskamm has sole power to vote or direct the vote with respect to 451,166 Shares. Mr. Rosskamm has shared power to vote or direct the vote with respect to 887,132 Shares. Mr. Rosskamm has sole power to dispose of or to direct the disposition of 450,899 Shares. Mr. Rosskamm has shared power to dispose of or direct the disposition of 887,132 Shares.

         Mr. Rosskamm shares voting and dispositive power with respect to 750,682 Shares with Mrs. Betty Rosskamm. Mrs. Betty Rosskamm is a general and limited partner in Rosskamm Family Partners, LP, and is a co-trustee of the George Rosskamm Trust UA January 1, 1988. Mrs. Betty Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Betty Rosskamm has not, in the last five years, been convicted in an criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Betty Rosskamm is a citizen of the United States of America.

         Mr. Rosskamm shares voting and dispositive power with respect to 98,950 Shares with Mrs. Barbara Rosskamm. Mrs. Barbara Rosskamm is a general partner in Caneel Bay Partners, LP. Mrs. Barbara Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Barbara Rosskamm has not, in the last five years, been convicted in an criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barbara Rosskamm is a citizen of the United States of America.

         Mr. Rosskamm shares voting and dispositive power with respect to 37,500 Shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a co-trustee of the Alan D. Rosskamm & Jacqueline A. Rothstein Trust 2 UA June 19, 1992 and the Alan D. Rosskamm & Jacqueline A. Rothstein Trust UA February 28, 1991. Mrs. Jacqueline Rothstein's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in an criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.


     (c) Not applicable.

     (d) Not applicable.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.


Item 7. Material to Be Filed as Exhibits.

     Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 1999


                                /s/ Alan Rosskamm
                                --------------------------------
                                Alan Rosskamm